Explanation of Responses:

(1)	Represents shares of common stock held by Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”). Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario (“NCI”) is the direct parent of Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI”), which is the manager of NIP LP 1. The Reporting Persons have an indirect pecuniary interest in the shares of common stock of Airgain, Inc. held directly by NIP LP 1. Each of NCI and NCMI disclaims such beneficial ownership except to the extent of any indirect pecuniary interest therein.